UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

SCHEDULE TO
(Rule 13e-4)

_______________________________

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

_______________________________

Blackstone Private Credit Fund
(Name of Issuer)

Blackstone Private Credit Fund
(Name of Person(s) Filing Statement)

Class I, Class S and Class D Shares of Beneficial Interest
(Title of Class of Securities)

09261H 305, 09261H 107 and 09261H 206
(CUSIP Number of class of securities)

_______________________________

Lucie Enns
c/o Blackstone Private Credit Strategies LLC
345 Park Avenue
New York, New York 10154
(212) 503-5100
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

_______________________________

With a copy to:

Rajib Chanda
Benjamin C. Wells
Kenneth E. Burdon
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

May 1, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

_______________________________

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on May 1, 2026 by Blackstone Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 93,100,275 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest and Class D common shares of beneficial interest, collectively, the “Shares”) at a price equal to the net asset value per Share as of June 30, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).

This Amendment to the Statement is being filed pursuant to Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended, to file a written communication relating to the Offer. Item 12 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vii)   Q2 Distribution and Tender Offer Update

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACKSTONE PRIVATE CREDIT FUND
By:	/s/ Lucie Enns
Name:	Lucie Enns
Title:	Chief Legal Officer and Secretary

Dated: June 4, 2026

EXHIBIT INDEX

EXHIBIT
(a)(1)(vii)	Q2 Distribution and Tender Offer Update
EX-FILING FEES	Calculation of Filing Fee Tables